Life Clips, Inc.

18851 NE 29th Ave.

Suite 700 PMB# 348

Aventura, FL 33180

800.292.8991

August 8, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Life Clips, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-198828

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Life Clips, Inc. (the “Company”) hereby requests that, effective as of the date hereof or at the earliest practicable date hereafter, the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-198828), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on August 15, 2016 to register the resale of up to 73,139,663 shares of common stock (the “Shares”) by the company and certain selling stockholders. The Shares are being removed from registration because they are no longer being offered or sold pursuant to the Registration Statement. No securities were sold under the Registration Statement.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our attorney, Jonathan Leinwand, at (954) 903-7856.

Sincerely,

/s/ Victoria Rudman
Victoria Rudman
Chief Executive Officer